SEC MAIL PROCESSING
Received

MAR 0 1 2018

WASH, D.C.

SECU

18006024

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Equity Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2459 Pleasant View Road
(No. and Street)

Pleasant View	Tennessee	37146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Altfillisch 615-746-8810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Baker Group, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

1504 17th Ave So	Nashville	Tennessee	37212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Thomas C. Altfillisch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Equity Group, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRANDY N. WILLOUGHBY STATE OF TENNESSEE NOTARY PUBLIC CHEATHAM COUNTY

My Commission Expires 03/03/2021

Signature

President
Title

Brandy N. Willoughby
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Western Equity Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Western Equity Group, Inc. as of December 31, 2017, the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and Schedules I, II, and III (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Western Equity Group, Inc. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Western Equity Group, Inc.'s management. Our responsibility is to express an opinion on Western Equity Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Western Equity Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Western Equity Group, Inc.'s financial statements. The supplemental information is the responsibility of Western Equity Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

The Baker Group, CPAs, P.C.

We have served as Western Equity Group, Inc.'s auditor since 2014.

February 27, 2018

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-296-4600
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WESTERN EQUITY GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash	$108,682
Deposits with clearing organizations	50,000
Receivable from brokers and dealers	78,301
Furniture, fixtures and equipment, at cost (net of accumulated depreciation of $9,711)	-
	$236,983

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	59,790
Stockholders' equity	177,193
	$236,983

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues	
Commissions and fees	$ 911,888
Revenue from sale of investment co shares	565,498
Fees for investment Advisory Services	106,311
Other income from the securities business	468
Total Income	1,584,165
Expenses	
Commission expense	1,088,227
Regulatory fees	41,478
Advertising expenses	340
Auto expenses	8,208
Continuing educations	819
Service charges	252
Depreciation	0
Dues and subscriptions	1,324
Donations	7,950
Insurance	29,601
Licenses and permits	645
Telephone	6,083
Payroll expenses	71,175
Recruiting	17,651
Office expenses	30,920
Occupancy	3,000
Postage	496
Taxes payroll	6,388
Taxes other	0
Travel	6,844
Retirement contribution	50,000
Professional fees	14,340
Utilities	2,188
Total expenses	1,387,929
Net income (Loss) for the year	$ 196,236

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	1,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings	Total
Balances, December 31, 2016	$10,000	$115,000	$ 101,318	$ 226,318
Distributions			(245,361)	(245,361)
Net Income (Loss) for the year			196,236	196,236
Balances, December 31, 2017	$10,000	$115,000	$ 52,193	$ 177,193

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash Flows from Operating Activities	
Net income (loss)	$ 196,236
Adjustments to reconcile net income to net cash provided by operations	
Depreciation and amortization	0
(Increase) Decrease in:	
Receivable from brokers and dealers	(5,803)
Increase (Decrease) in:	
Accounts Payable	7,909
Net cash provided by operating activities	198,342
Cash Flows from Investing Activities	
Purchase of equipment	-
Net cash used by investing activities	-
Cash Flows from Financing Activities	
Distributions to Stockholders'	(245,361)
Net cash used by financing activities	(245,361)
Net increase (decrease) in cash	(47,019)
Cash at beginning of period	155,701
Cash at end of period	$ 108,682
Supplemental Disclosures	
Interest Expense Paid	$ -
Taxes paid	$ -

The accompanying notes are an integral part of these statements.

WESTERN EQUITY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Operations
Western Equity Group, Inc. (the Company) is a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA). The Company is a California Corporation formed on January 22, 2004, with offices located in Tennessee.

Reporting Period
The Company's year ends on December 31st.

Revenue Recognition
Security transactions are recorded in the accounts on a settlement-date basis. Marketable securities at December 31, 2017 are valued at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Property and Depreciation
Office equipment and leasehold improvements are carried at cost and are depreciated using accelerated and straight-line methods over their estimated useful lives.

Retirement Plan
The Company contributes to a SEP IRA Retirement Plan for its employees under the Internal Revenue Code. Company contributions to the SEP IRA were $50,000 for the current period.

Income Taxes
Federal income taxes are not payable by the S Corporation, or provided for in this financial statement. The S Corporation shareholders are taxed individually on their share of the S Corporation's earnings. State income taxes have been accrued in the amount of $0.00.

Uncertain Tax Positions
Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such a challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: - continued

Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Commissions
Commissions and related clearing expenses are recorded on a settlement basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company purchases and sells securities as both principal and/or agent. If another party to the transaction fails to perform as agreed (for example failure to deliver a security or failure to pay for a security) the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the requirements of Rule 15c-3-1 under the Securities Exchange Act of 1934. At December 31, 2017, the Company's net capital of $175,479 was $170,479 in excess of the minimum requirement of $5,000.

WESTERN EQUITY GROUP, INC.

NOTES TO FINANCIAL STATEMENTS - continued

DECEMBER 31, 2017

NOTE 4 - EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consist of the following:

Computer and equipment	$9,711
	9,711
Less: Accumulated depreciation	(9,711)
Net Assets	-
Depreciation and Amortization Expense	$ 0

NOTE 5 - RELATED PARTY TRANSACTIONS

During the year the Company's offices were located in the Stockholders' home. No rental expense was recorded in these financial statements for the use of the office space, but the company paid a portion of the utilities for the Stockholder's home. The total paid in 2017 was $2,188

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

NOTE 7 - ADVERTISING

Advertising costs are expensed as incurred. Advertising expense was $340 for the period ended December 31, 2017.

NOTE 8 – CONTINGENT LIABILITIES

At February 27, 2018, there were claims pending against the Company. In the opinion of management, the ultimate liabilities, if any, resulting from such claims will not materially affect the financial position of the Company.

NOTE 9 – FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements on a Recurring Basis
as of December 31, 2017:

	Fair Value	Level 1
Money Market Funds	$ 68,551	$ 68,551

NOTE 10 – DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through February 27, 2018 the date on which the financial statements were available to be issued.

WESTERN EQUITY GROUP, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC

DECEMBER 31, 2017

Total members' equity from Statement of Financial Condition		$ 177,193
Total members' equity qualified for net capital		177,193
Deductions and/or charges		
A. Non-allowable assets		
Furniture, equipment & fixtures		
Total non-allowable assets		-
D. Other deductions and/or charges		-
Total deductions and/or charges		-
Net capital before haircuts		177,193
Haircuts on securities		
Other Securities	1,714	
Total haircuts on securities		1,714
NET CAPITAL		$ 175,479

WESTERN EQUITY GROUP, INC.

SCHEDULE II

Reconciliation of Broker's Computation of Net Capital
To Auditor's Computation of Net Capital
Under Rule 15c3-1

	Broker's Computation	Difference	Auditor's Computation
1. Total ownership equity	$ 177,193	$ (0)	$ 177,193
3. Total	177,193	(0)	177,193
5. Total capital	177,193	(0)	177,193
6. A. Non-allowable assets	-	(0)	-
D. Other deductions and/or charges	-	(0)	-
Total deductions	-	(0)	-
8. Net capital before haircuts	177,193	(0)	177,193
9. Haircuts on securities: Total haircuts	1,714	(0)	1,714
10. Net capital	$ 175,479	$ (0)	$ 175,479

WESTERN EQUITY GROUP, INC.

SCHEDULE III

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2017

Minimum net capital required	$ 3,986
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirements	$ 5,000
Excess net capital	$170,479

COMPUTATION OF AGGREGATE INDEBTEDNESS AND RATIO TO NET CAPITAL

Aggregate Indebtedness	$ 59,790

Percentage of aggregate indebtedness to net capital

Aggregate indebtedness	$ 59,790	
Net capital	$ 175,479	34.07%

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2017

Beginning Balance	$0.00
Additions	0.00
Deductions	0.00
Ending Balance	$0.00

THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Western Equity Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Western Equity Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Western Equity Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Western Equity Group, Inc. stated that Western Equity Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Western Equity Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Western Equity Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Baker Group, CPAs, P.C

Nashville, Tennessee
February 27, 2018

1504 17TH AVE. SOUTH • NASHVILLE, TN 37212 • 615-292-5500 • FAX 615-296-4600
MEMBERS AMERICAN INSTITUTE AND TENNESSEE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

WESTERN EQUITY GROUP, INC.
EXEMPTION REPORT

Western Equity Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent year without exception.

Western Equity Group, Inc.

I, Thomas Altfillisch swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:____________________________________
President

February 27, 2018

THE BAKER GROUP, CPAs, P.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders
Of Western Equity Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Western Equity Group, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Western Equity Group, Inc. for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating Western Equity Group's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Western Equity Group, Inc.'s management is responsible for Western Equity Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7.

Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

The Baker Group, CPAs, P.C.

Nashville, Tennessee
February 27, 2018

SIPC-7 (35-REV 6/17)

202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*****2117*********************MIXED AADC 220
66403 FINRA DEC
WESTERN EQUITY GROUP INC
2459 PLEASANT VIEW RD
PLEASANT VIEW, TN 37146-8038

Mailed to SIPC 1-19-2018

2. A. General Assessment (item 2e from page 2) $ 850

B. Less payment made with SIPC-6 filed (exclude interest) (193)
2/24/17 ck# 8695 ($193)
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 657

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 657

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Western Equity Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of Jan, 2018.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: __________ Postmarked __________ Received __________ Reviewed

Calculations __________ Documentation __________ Forward Copy __________

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,584,164
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,017,626
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	—
Total deductions	1,017,626
2d. SIPC Net Operating Revenues	$566,538
2e. General Assessment @ .0015	$849.81
	(to page 1, line 2.A.)